December 2, 2011

Via E-mail
Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Washington D.C. 90549

Re:	Point.360
Form 10-K for Fiscal Year Ended June 30, 2011
Filed September 23, 2011
File No. 001-33468

Dear Mr. Shenk:

On November 16, 2011, I received your letter dated October 25, 2011.  As confirmed with Theresa Messinese of your office, the ten-business-day response time deadline is December 5, 2011.

The following is provided in response to your letter.  Requested information has been provided below.  We will expand disclosures in future filings as indicated.  The paragraph numbers correspond to those in your letter.

1.
 The unusual charges include restructuring and impairment costs as set forth on separate line items in the tables on pages 14 and 17 of the 10-K, and more fully explained in the MD&A on pages 19 and 20, and on pages 33, 34 and 45 in the footnotes to the financial statements.

2.
With the expiration of the Highland (Hollywood, CA) lease (32,000 square feet), the operations were moved to our West Los Angeles (West) location in June 2009.  The Vine building (also in Hollywood) was purchased in June 2009 as a replacement facility.  Once renovated, the Highland operation would be reestablished at Vine to once again give Point.360 a presence in Hollywood and give the Company an opportunity to recapture the Hollywood centric customers that refused to transfer their business to West.  We anticipate that only a portion of the lost business will be recaptured.

Our small graphic/special effects operation occupied expensive space on the Sunset Gower Studios property.  It too was moved to West in October 2010.

Plans for the Vine renovations continued into fiscal 2011.  However, the lack of financing and continuing cash flow difficulties during the fiscal years ended June 30, 2010 and 2011 prevented construction from proceeding, and the construction was put on hold.  A $3 million revolving line of credit was secured in March 2011.  For each of the four consecutive fiscal quarters ended September 30, 2011, the Company achieved positive earnings before taxes, interest, depreciation and amortization and non-cash charges.  Given improved operating performance, the availability of credit, and the scheduled May 2014 expiration of the West lease, we will once again begin planning the Vine renovations necessary to house the West operations.

As for future consolidations, our Digital Film Labs lease in Burbank, CA (approximately 46,000 square feet) will expire in February 2012.  In June 2011, the landlord of our 64,000 square foot Media Center facility agreed to fund $2 million of renovations (subject to the landlord’s approval of plans) to enable us to move Digital Film Labs to the already-leased Media Center.  Annual savings in reduced facility costs will approximate $1.2 million once the move is completed.  The landlord approved the plans after we filed the fiscal June 30, 2011 10-K, and construction began.  Disclosure was made in the Liquidity section of the MD&A in our September 30, 2011 Form 10-Q filed on November 14, 2011.

We will revise future filings to expand upon these matters.

3.	We will revise future filings to address this comment.

4.	We will revise future filings to address this comment.

5.
During the fiscal year ended June 30, 2011, the Company determined that certain unutilized assets related to our Movie>Q business segment were impaired, resulting in a write-off.  We concluded that there were no other triggering events under ASC 360-10-35 and, accordingly, further impairment testing was not performed as of that date.

6.
Point.360 sold its advertising distribution business to DG FastChannel, Inc. (DGFC) in August 2007.  Point.360’s financial statements exclude all advertising distribution business since that date with the exception of approximately $1.0 million of annual storage revenue from DGFC for advertising-related elements, which arrangement was to continue for five years (until August 2012, the end of the five-year noncompetition period).

In an October 2009 complaint, DGFC alleged that Point.360 violated the noncompetition agreement.  In December 2009, the court issued a preliminary injunction prohibiting Point.360 from competing in the distribution of advertising “spots.”  The lawsuit was settled in June 2010, and the written settlement agreement was signed in September 2010.  As of June 30, 2010, we recorded the financial statement implications of the settlement as of that date, and subsequent entries to reflect the changing valuation of the settlement following the September 2010 agreement as follows:

a.
 On June 30, 2010, we recorded a charge of $732,000 for the estimated settlement cost (the agreement in principle was reached in June 2010).  This consisted of $232,000 of estimated cash expenses to be incurred after the June 2010 settlement was reached (for costs of removing over 300,000 stored elements for transfer to DGFC, and legal and other costs related to the settlement), and $500,000 for the value of 250,000 shares of Point.360 common stock to be issued to DGFC once the final settlement agreement was signed.  The charge was recorded as a general and administrative expense, and an accrued liability.

The June 30, 2010 settlement permitted DGFC to cease paying Point.360 for storage and to physically remove DGFC’s vaulted materials from Point.360’s premises.  In August 2012, the noncompetition agreement will expire, and Point.360 will once again be able to compete for both advertising spot distribution and storage business.  The loss of $1.0 million of annual storage revenue beginning on July 1, 2010 is disclosed in the MD&A (see page 18 of the 10-K).

b.
When the 250,000 shares were actually issued to DGFC upon signing the settlement agreement in September 2010, accrued expenses were debited (reduced) and common stock was credited for the $315,000, or 250,000 shares times the $1.26 per share price on September 21, 2010, the agreement date.  The $315,000 appears as a “share issuance” on page 29 of the 10-K.

c.
Concurrent with the September 2010 settlement agreement, our CEO entered a separate put and call agreement with DGFC.  DGFC had the right to sell the 250,000 shares to our CEO for $500,000.  The CEO then had the right to “put” the shares to Point.360 for $500,000.  A put option expense of $95,000 was recorded as an “other expense” for the estimated theoretical cost of the CEO’s put option to Point.360 during the year ended June 30, 2011.

d.
On the date the CEO exercised his put option to Point.360 (in April 2011), the market value of the common stock previously issued to DGFC and subsequently sold to the CEO had declined to $0.61 per share, or $152,500 ($0.61 times 250,000 shares).  $152,500 was reflected as an expense as stated on page 41 of the 10-K.  The difference between the $315,000 assigned to the common stock originally issued in b. above and the $152,500 (or $162,500) was charged to common stock as indicated on page 28 of the 10-K.

In summary, there were three parts to the accounting for the DGFC settlement transaction: (i) the June 30, 2010 recording of the estimated liability upon the verbal settlement with DGFC; (ii) the issuance of the stock upon the September 21, 2010 signing of the settlement agreement and establishment of the market value of the stock ($1.26 per share); and (iii) the recording of the estimated value of the put option and ultimate exercise of the put option by the CEO.

7.	Please see 5. above.

We appreciate your questions and comments with respect to our financial disclosure.  We acknowledge that Point.360 is responsible for the adequacy and accuracy of disclosures in our filings, and that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that Point.360 may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions regarding this communication, please call the undersigned at (818) 565-1444.

Very truly yours,

Alan R. Steel
Executive VP, Finance and Administration
Chief Financial Officer